U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                               (Check One):

[ ]Form 10-KSB; [ ]Form 20-F; [ ]Form 11-K; [X]Form 10-QSB; [ ]Form N-SAR


     For Period Ended:                              June 30, 2005
     [ ]Transition Report on Form 10-K
     [ ]Transition Report on Form 20-F              SEC FILE NUMBER
     [ ]Transition Report on Form 11-K                  0-12809
     [ ]Transition Report on Form 10-Q
     [ ]Transition Report on Form N-SAR
     For the Transition Period Ended:
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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I--Registrant Information
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     Full Name of Registrant:             Golden Chief Resources, Inc.
     Former Name if Applicable:
     Address of Principal Executive
           Office (Street and Number):    896 N. Mill Street, Suite 203
           City, State & Zip Code         Lewisville, Texas 75057
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Part II--Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X](b) The subject annual report, semiannual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III--Narrative
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State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Various circumstances have delayed the completion of the accounting, preparation of financial statements, and review of those financial statements by our independent accountant. These circumstances were unavoidable at the present time without unreasonable effort or expense.

Current analysis of the timing of completion of the reviews by the Company's auditors will allow the Company to file the 10-QSB within the five day extension period provided through this notification.


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Part IV--Other Information
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     (1)Name and telephone number of person to contact in regard to this
notification:            M. H. McIlvain        (972) 219-8585

     (2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).                  [ ] Yes  [X] No

Form 10 for the year ending September 30, 2004 was just filed on August 12, 2005, and Forms 10-Q for the quarters ending December 31, 2004 and March 31, 2005 will be filed in the next several days.

     (3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        GOLDEN CHIEF RESOURCES, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   August 15, 2005               By: /s/ MICHAEL H. MCILVAIN
                                          Michael H. McIlvain
                                          President and
                                          Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                               Malone & Bailey PC



August 14, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  200549


RE:  Golden Chief Resources, Inc.
     SEC File # 0-12809


Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Golden Chief Resources, Inc. The Registrant has stated in Part III of its filing on From 12b-25 that it is unable to timely file, without unreasonable effort or expense its Quarterly report on Form 10-QSB for the quarter ended June 30, 2005 partially because our firm has not yet competed its review of the financial statements of the Registrant for the period being reported, and is therefore unable to timely file such financial statements.

We hereby advise you that we have read the statements made by the Registrant in part III of its filing on Form 12b-25 and agree with the statements made therein. We have been unable to complete our review of the Registrants' financial statements for a timely filing.

Very truly yours,


/s/ MALONE & BAILEY, PC
Malone & Bailey, P.C.